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                                                                      EXHIBIT 16

FOR:  IMMEDIATE RELEASE
CONTACT:       Edward P. Norris
               Chief Financial Officer
               (203) 356-9000



               STAMFORD, Conn., March 21, 1995 -- American Maize-Products Company (ASE:AZE) announced today the commencement of a rights offering to its Class B stockholders, pursuant to which such holders may purchase their proportionate share of an aggregate of 757,943 newly issued shares of Class B Common Stock at a price of $40 per share. Eridania Beghin-Say, S.A. will purchase all such Class B shares not purchased in the rights offering. The rights offering is being conducted in accordance with the preemptive rights of the Class B holders. The rights offering is scheduled to expire on April 10, 1995, unless extended by the Company.

               Pursuant to a merger agreement signed with American Maize, Eridania commenced a tender offer on February 28, 1995 for all outstanding shares of American Maize common stock at a price of $40 per share. Following the successful completion of the tender offer, a subsidiary of Eridania will merge with American Maize and holders of all remaining shares of American Maize will receive $40 per share.

               American Maize, based in Stamford, Connecticut, produces corn sweeteners and a variety of specialty food and industrial starches at plants in Hammond, Indiana; Decatur, Alabama and Dimmitt, Texas. The Company also produces cigars and smokeless tobacco products at plants located in Jacksonville, Florida and Wheeling, West Virginia.


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